Exhibit 99.2

ANNUAL GENERAL MEETING

OF ARGENX SE

On May 8, 2018, argenx SE (the “Company”) held its Annual General Meeting. The meeting minutes and other documentation pertaining to this Shareholders’ Meeting can be consulted on the Company’s website. The final results of each of the agenda items submitted to a vote of the shareholders are set forth below.

4. Discussion and adoption of the 2017 annual report and annual accounts:

4b.       Adoption of the 2016 annual accounts
The Company’s shareholders adopted the non-consolidated annual accounts of the Company for the year ended on December 31, 2017.

Total shares voted	23,396,776
Represented share capital	71.88%
Votes for	23,360,685
Votes against	300
Abstained	35,791

4d.       Allocation of losses of the Company in the financial year 2017 to the retained earnings of the Company
The Company’s shareholders adopted to allocate the losses of the Company in the financial year 2017 to the retained earnings of the Company.

Total shares voted	23,396,776
Represented share capital	71.88%
Votes for	23,360,085
Votes against	300
Abstained	36,391

4e.        Proposal to release the members of the board of directors from liability for their respective duties carried out in the financial year 2017
The Company’s shareholders released the members of the board of directors of the Company (the “Board”) from liability for their respective duties, insofar as the exercise of such duties is reflected in the annual accounts or otherwise disclosed to the general meeting prior to the adoption of the annual accounts.

Total shares voted	23,396,776
Represented share capital	71.88%
Votes for	23,360,669
Votes against	316
Abstained	35,791

5. Board composition

5a.       Appointment of James Michael Daly as non-executive director to the Board (voting item)

The Company’s shareholders resolved to appoint James Michael Daly as a non-executive director of the Company with effect from the date of this general meeting for a term ending on the day of the annual general meeting of shareholders to be held in 2022, which is the argenx SE Willemstraat 5, 4811 AH Breda, the Netherlands

info@argenx.com – www.argenx.com

fourth year after the year of the appointment. This appointment is in accordance with the Company’s articles of association and takes into account the pursued composition and profile of the Board as apparent from the Company’s profile for the non-executive directors which is available on the Company website.

Total shares voted	23,396,776
Represented share capital	71.88%
Votes for	20,316,728
Votes against	3,044,027
Abstained	36,021

5b.       Re-appointment of Tim Van Hauwermeiren as executive director to the Board (voting item)

The Company’s shareholders resolved to re-appoint Tim Van Hauwermeiren an executive director of the Company with effect from the date of this general meeting for a term ending on the day of the annual general meeting of shareholders to be held in 2022, which is the fourth year after the year of the appointment. This appointment is in accordance with the Company’s articles of association, and in making this proposal, the Board has taken into consideration Tim Van Hauwermeiren’s skills, knowledge and expertise built up during his career.

Total shares voted	23,396,776
Represented share capital	71.88%
Votes for	23,360,634
Votes against	351
Abstained	35,791

5c.        Re-appointment of David Lacey as non-executive director to the Board (voting item)

The Company’s shareholders resolved to appoint David Lacey as a non-executive director of the Company with effect from the date of this general meeting for a term ending on the day of the annual general meeting of shareholders to be held in 2022, which is the fourth year after the year of the appointment. This appointment is in accordance with the Company’s articles of association and takes into account the pursued composition and profile of the Board as apparent from the Company’s profile for the non-executive directors which is available on the Company website.

Total shares voted	23,396,776
Represented share capital	71.88%
Votes for	23,360,584
Votes against	401
Abstained	35,791

5d.       Re-appointment of Peter K.M. Verhaeghe as non-executive director to the Board (voting item)

The Company’s shareholders resolved to re-appoint Peter K.M. Verhaeghe as a non-executive director of the Company with effect from the date of this general meeting for a term ending on the day of the annual general meeting of shareholders to be held in 2022, which is the fourth year after the year of the appointment. This appointment is in accordance with the Company’s articles of association and takes into account the pursued composition and profile of the Board as apparent from the Company’s profile for the non-executive directors which is available on the Company website.

Total shares voted	23,396,776
Represented share capital	71.88%
Votes for	23,203,464
Votes against	157,521
Abstained	35,791

5e.        Re-appointment of Werner Lanthaler as non-executive director to the Board (voting item)

The Company’s shareholders resolved to re-appoint Werner Lanthaler as a non-executive director of the Company with effect from the date of this general meeting for a term ending on the day of the annual general meeting of shareholders to be held in 2022, which is the fourth year after the year of the appointment. This appointment is in accordance with the Company’s articles of association and takes into account the pursued composition and profile of the Board as apparent from the Company’s profile for the non-executive directors which is available on the Company website.

Total shares voted	23,396,776
Represented share capital	71.88%
Votes for	23,203,464
Votes against	157,521
Abstained	35,791

6. Authorization of the board of directors to grant options pursuant to, and within the limits of, the argenx option plan, for a period of 18 months from the general meeting

The shareholders renewed the authorization of the Board to grant stock options in accordance with (and within the limits of) the argenx stock option plan for a period of 18 months after the date of this general meeting.

Total shares voted	23,396,776
Represented share capital	71.88%
Votes for	11,633,686
Votes against	6,477,754
Abstained	5,285,336

7. Authorization of the board of directors to issue shares in the share capital of the Company up to a maximum of 20% of the outstanding capital at the date of the general meeting for a period of 18 months from the general meeting, in addition to the authorization to issue shares pursuant to the exercise of options

The Company’s shareholders resolved to designate the Board as the corporate body competent to issue ordinary shares in the capital of the Company and grant rights to subscribe for ordinary shares in the capital of the Company at any time during a period of 18 months as of the date of this general meeting up to a maximum of 20% of the issued share capital of the Company, to be calculated against the amount of issued share capital as it will be at the date of this general meeting. This authorization is in addition to the authorization to issue shares pursuant to the grant and exercise of stock options, as proposed to be granted under item 6 of the agenda.

Total shares voted	23,396,776
Represented share capital	71.88%
Votes for	23,035,388
Votes against	15,378
Abstained	346,010

8. Authorization of the board of directors to limit or exclude pre-emptive rights regarding an issuance of new shares pursuant to the authorization referred to under items 6 and 7 above for a period of 18 months from the general meeting (voting item)

The Company’s shareholders resolved to grant the board of directors the authority to limit or exclude pre-emptive rights in relation to any issuance of shares and/or any grant of rights to subscribe for new shares, which the Board may resolve as authorized under items 6 and 7 above.

Total shares voted	23,396,776
Represented share capital	71.88%
Votes for	23,035,619
Votes against	15,147
Abstained	346,010

11. Appointment of Deloitte Accountants B.V. as external auditor of the Company for the 2018 financial year (voting item)

The general meeting of shareholders appointed Deloitte Accountants B.V. as the external auditor of the Company for the 2018 financial year.

Total shares voted	23,396,776
Represented share capital	71.88%
Votes for	23,360,985
Votes against	0
Abstained	35,791